UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes        No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes        No     X

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Exchange legislation, hereby files

OTHER RELEVANT INFORMATION

BBVA’s Board of Directors, at its meeting held today, has resolved to call the Annual General Shareholders’ Meeting, to be held in Bilbao, at Palacio Euskalduna, avenida Abandoibarra number 4, on 19 March 2026, at 12.00 pm, at first call, and on 20 March 2026, in the same place and at the same time, at second call, following the attached agenda.

Madrid, 9 February 2026

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

2026 ANNUAL GENERAL SHAREHOLDERS’ MEETING

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

AGENDA

ONE.- Annual financial statements, allocation of results and corporate management:

1.1.	Approval of the annual financial statements and management reports of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group for the financial year ended 31 December 2025.

1.2.	Approval of the non-financial information report of the Banco Bilbao Vizcaya Argentaria Group for the financial year ended 31 December 2025.

1.3.	Approval of the allocation of results for the 2025 financial year.

1.4.	Approval of the corporate management during the 2025 financial year.

TWO.- Adoption of the following resolutions on the re-election and appointment of members to the Board of Directors:

2.1.	Re-election of Sonia Lilia Dulá.

2.2.	Re-election of Raúl Catarino Galamba de Oliveira.

2.3.	Re-election of Ana Leonor Revenga Shanklin.

2.4.	Re-election of Carlos Vicente Salazar Lomelín.

2.5.	Appointment of Jorge Montalbo Todolí.

Pursuant to paragraph 2 of article 34 of the Bylaws, determination of the number of directors in the number resulting from the resolutions adopted under this item of the Agenda, which will be reported to the Annual General Meeting for all due effects.

THREE.- Authorisation to the Board of Directors, with express powers of sub-delegation, to issue contingently convertible securities into BBVA shares and that can qualify as capital instruments (CoCos), for a period of five years, up to a maximum amount of EIGHT BILLION EUROS (EUR 8,000,000,000), authorising in turn the power to exclude pre-emptive subscription rights in such securities issues, as well as the power to increase the share capital by the necessary amount, if applicable, and to amend the corresponding article of the Bylaws.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

FOUR.- Authorization for the Company to carry out the derivative acquisition of its own shares, directly or through Group companies, setting the limits or requirements thereon and conferring on the Board of Directors the powers necessary to execute the acquisition.

FIVE.- Approval of the reduction of the share capital of the Bank, in up to a maximum amount of 10% of the share capital as of the date of the resolution, through the redemption of own shares purchased for the purpose of being redeemed, authorising the Board of Directors to implement the share capital reduction, totally or partially, on one or more occasions, including the possibility of abstaining from executing it.

SIX.- Approval of the Remuneration Policy for Directors of Banco Bilbao Vizcaya Argentaria, S.A., and the maximum number of shares to be delivered, as the case may be, as a result of its implementation.

SEVEN.- Approval of a maximum level of variable remuneration of up to 200% of the fixed component of the total remuneration for a certain group of employees whose professional activities have a significant impact on Banco Bilbao Vizcaya Argentaria, S.A.’s or on its Group’s risk profile.

EIGHT.- Re-election of Ernst & Young, S.L. as the auditors of accounts for Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group for the financial year 2026.

NINE.- Delegation of powers to the Board of Directors, with the authority to substitute, in order to formalise, amend, interpret and execute the resolutions adopted by the Annual General Shareholders’ Meeting.

TEN.- Consultative vote on the Annual Report on the Remuneration of Directors of Banco Bilbao Vizcaya Argentaria, S.A. for the financial year 2025.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: February 9, 2026
By: /s/ Domingo Armengol Calvo

Name: Domingo Armengol Calvo

Title: Corporate Secretary and Secretary of the Board of Directors